# Shanghai Century Acquisition Corp. (SHA:US)

Revised Proposal to Acquire

## New Goal International Limited

April 23, 2008

# Forward Looking Statements

This presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward looking statements are statements that are not historical facts. Such forward-looking statements about Shanghai Century, New Goal and their combined business after completion of the proposed acquisition, based upon the current beliefs and expectations of Shanghai Century's and New Goal's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward looking statements: business conditions in China, changing interpretations of generally accepted accounting principles; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which New Goal is engaged; fluctuations in customer demand; management of rapid growth; intensity of competition from other competitors; timing, approval and market acceptance of new services and solutions; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Shanghai Century's filings with the Securities and Exchange Commission, including its report on Form 10-K. The information set forth herein should be read in light of such risks. Neither Shanghai Century nor New Goal assumes any obligation to update the information contained in this presentation.

This material is not a substitute for proxy materials that Shanghai Century has filed or will file with the Securities and Exchange Commission and has distributed or will distribute to the shareholders in connection with the transaction. Investors are urged to read the proxy materials which will contain important information about Shanghai Century, New Goal, and the proposed transaction, including detailed risk factors. The proxy statement and other documents that will be filed by Shanghai Century with the Securities and Exchange Commission will be available free of charge at the SEC's website, (http://www.sec.gov), or by directing a request when such a filing is made to Shanghai Century Acquisition Corporation, 23rd Floor, Shun Ho Tower, 24 - 30 Ice House Street Central, Hong Kong SAR China, Attention: Franklin Chu.

Shanghai Century, New Goal and their respective directors, and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation is set forth in Shanghai Century's proxy materials.

# Shanghai Century Acquisition Corp. (“SHA”)

- **Shanghai Century Facts**
  - Shares Outstanding: 17.5 million (14.375 million public shares)
  - Public Warrants Outstanding: 14.375 million
  - Trust Balance: $114,420,000 as of February 29, 2008
  - Projected Cash Liquidation Price: $7.96

- **Schedule Update**
  - Proxy supplement mailing – April 23, 2008
  - Shareholders meeting – April 28, 2008
  - Deadline for consummation of business combination – April 28,2008

**SHA qualified in Nov. 2007 as a Foreign Private Issuer*

***Common stock price as of April 21, 2008: $7.00; warrant price as of April 21, 2008: $0.53*

# Transaction Overview

- On March 21, 2008, Shanghai Century filed the initial proxy statement proposing terms on the NGIL transaction:
  - SHA will acquire 100% of the outstanding shares of Asia Leader Investments Limited ("Asia Leader") and the assumption of Asia Leader's obligations under a joint venture agreement between Asia Leader, RAD International Investment Fund Ltd. ("RAD") and Kevin Ma (the "Joint Venture Agreement").
  - Under the Joint Venture Agreement, Asia Leader and RAD established New Goal International Limited and each owns 67% and 33% of the equity interest of New Goal International, respectively.
  - SHA will would make a capital contribution to New Goal International to purchase the 67% equity interest and exercise an option to purchase RAD's 33% equity interest in New Goal International.

# Transaction Updates

- As a result of renegotiation with RAD and Kevin Ma, SHA intends to:

  1. Reduce cash capital contribution to New Goal International is expected to be approximately $10-$20 million
  2. RAD International Investment Fund Ltd shall be responsible for arranging financing for the shortfall in Asia Leader's capital contribution to New Goal International in exchange for a payment of 12 million newly issued Shanghai Century common shares
  3. Revised the net after tax income targets in Mr. Ma's employment agreement to US$10 million for the eight-month period May 1 to December 31, 2008, and US$25 million and US$43 million for 2009 and 2010, respectively (subject to the carve outs set forth in the employment agreement with Kevin Ma).
  4. Revised management share bonus to 4 million warrants in 2008 with a pro rata increase up to 50% and no minimum decrease and reduce the Share Bonus in each of 2009 and 2010 to 2 million shares with a pro rata increase or decrease up to 25%.

- Privately negotiated transactions from shareholders of record on March 27, 2008:

  1. RAD has indicated that it currently intends to use the entire amount of the $31.8 million purchase price of its 33% in New Goal International to purchase shares of Shanghai Century.
  2. Our underwriters, certain advisors and Shanghai Century Capital Corporation have also indicated they will use part of the amount of the deferred underwriting discount and fees to be paid on consummation of the business combination in the total amount of approximately US$3.4 million to purchase shares.
  3. We will redeem up to 19.99% of the outstanding shares.
  4. Shanghai Century has committed to repurchase a total amount of up to approximately US$42 million, to be made from the funds released from the Trust Account.

- Finally, we intend to issue up to an aggregate of 7,000,000 shares and an equal amount of warrants to public shareholders who either abstain or vote in favor of the transaction. (Warrants to have the same terms as those currently issued to public shareholders by Shanghai Century).

# Pro Forma Ownership Summary

| | | Primary | Fully Diluted |
|---|---|---|---|
| **Public Shares** | 2,697,982 | 10.8% | 6.1% |
| **Public Dividend Shares** | 2,697,982 | 10.8% | 6.1% |
| **Total Public Shares** | **5,395,964** | 21.6% | 12.2% |
| **Kevin Ma Shares** | **12,000,000** | 48.1% | 27.2% |
| **RAD Shares** | **3,995,149** | 16.0% | 9.1% |
| **Promote Shares issued in IPO** | **3,125,000** | 12.5% | 7.1% |
| **Advisors and UW Shares** | **429,039** | 1.7% | 1.0% |
| **Total Primary Shares** | **24,945,153** | 100.0% | 56.6% |
| **Public Dividend Warrants** | 3,021,740 | | 6.9% |
| **Public Warrants Issued in IPO** | 16,100,000 | | 36.5% |
| **Total Warrants O/S** | **19,121,740** | | 43.4% |
| **Total Warrants and Shares** | **44,066,893** | | 100.0% |

**NOTE:** Table is based on Management's estimate of the Capitalization of the Company assuming $20 million remains in the Company upon the close of the acquisition. This table is for illustration purposes only and will change depending on the amount of shares repurchased by the company. The above assumes that the dividend will result in the warrants readjusting to acquiring 1.12 shares for $5.35 per share.

## Additional Dividend Shares:

- Public shareholders who hold shares which were not requested to be redeemed in connection with the vote for the Acquisition Proposal will receive one additional share plus one additional warrant, with same terms as those issued in original offering, for each share they own.
- The additional stock and warrant dividend shares will be only issued to public shareholders of record. Shares owned by the sponsors and Kevin Ma, or shares repurchased by RAD, SHA Capital and the underwriters will not receive such dividends.
- The issuance of the additional warrants will cause an adjustment to the exercise price of warrants issued in the initial public offering.

## Share Bonus Overview:

- **2008**: 4 million warrants awarded if net income is $10 million; pro rata increase up to 50% and no minimum decrease
- **2009 & 2010:** 2 million common shares awarded each year if net income targets are met; a pro rata increase or decrease up to 25%.

# Pro Forma Valuation Summary

A public investor who purchases their shares prior to closing for $7.96 and holds their shares though the record date, would own two shares in SHA and one warrant. Thus, excluding the value of the warrant the investors basis in SHA would be **$3.98** per share.

| | 2008 Pro-Forma | 2009 | 2010 |
|---|---|---|---|
| Earn-out Target Net Income | $ 15.0 | $ 25.0 | $ 43.0 |
| SG&A Expenses at SHA Level | (2.0) | (2.0) | (2.0) |
| Investment Income | - | - | 3.0 |
| Pro-Forma Net Income | $ 13.0 | $ 23.0 | $ 44.0 |
| | | | |
| Primary Shares | 24.9 | 24.9 | 26.9 |
| Earn-Out Shares | - | 2.0 | 2.0 |
| Pro-Forma Shares Outstanding | 24.9 | 26.9 | 28.9 |
| | | | |
| EPS Base Case (Primary Shares) | $ 0.52 | $ 0.85 | $ 1.52 |
| EPS Growth | | 64% | 78% |
| | | | |
| ***Implied P/E ratios at Various Share Prices (1)*** | | | |
| $ 4.00 | **7.7x** | **4.7x** | **2.6x** |
| 4.50 | **8.6x** | **5.3x** | **3.0x** |
| 5.00 | **9.6x** | **5.9x** | **3.3x** |
| 5.50 | **10.8x** | **6.6x** | **3.7x** |
| 6.00 | **12.5x** | **7.6x** | **4.2x** |

*Note:*
*1.Include the effect of adjusting the warrant to allow the warrant to purchase 1.12 shares of stock at $5.35 per share per the case on page 8*
*2.Earn-out targets represent base case scenario, not management guidance.*

# Public Market Comparables

| *(values in USD$ millions, except per share data)* Company | Current Price 04/21/08 | % Below 52 Week High | % Above 52 Week Low | Current Market Cap | Total Ent. Value[1] | Total Ent. Value[1] / Revenue LTM | Revenue CY08E | Revenue CY09E | EBITDA LTM | EBITDA CY08E | EBITDA CY09E | Price/Earnings[2] LTM | Price/Earnings CY08E | Price/Earnings CY09E | CY08 PE/LTG Ratio[2] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **U.S. Leasing Comparables** | | | | | | | | | | | | | | | |
| CIT Group, Inc. (CIT) | 12.74 | -79.3% | 97.6% | 2,436.3 | 71,072.0 | 23.0x | 29.8x | 29.1x | NA | NA | NA | NM | NM | 5.7x | 0.56x |
| Hertz Global Holdings, Inc. (HTZ) | 12.67 | -53.4% | 28.0% | 4,087.6 | 15,338.6 | 1.8x | 1.7x | 1.6x | 9.6x | 9.6x | 7.7x | 15.6x | 9.4x | 7.9x | 0.51x |
| Ryder System, Inc. (R) | 64.98 | -3.2% | 66.9% | 3,732.8 | 6,392.6 | 1.0x | 1.0x | 0.9x | 4.8x | 4.5x | 4.2x | 14.7x | 14.4x | 13.0x | 1.01x |
| GATX Corp. (GMT) | 39.94 | -24.0% | 30.9% | 1,846.9 | 4,102.2 | 3.3x | 3.2x | 3.0x | 7.6x | 5.5x | 5.3x | 9.1x | 12.2x | 11.5x | 0.88x |
| United Rentals, Inc. (URI) | 19.00 | -46.6% | 28.1% | 1,640.2 | 3,976.2 | 1.1x | 1.1x | 1.1x | 5.6x | 3.4x | 3.4x | 4.5x | 5.4x | 5.5x | NM |
| RSC Holdings, Inc. (RRR) | 10.60 | -62.4% | 12.1% | 1,093.4 | 3,819.6 | 2.2x | 2.1x | 2.1x | 7.6x | 4.5x | 4.7x | 8.9x | 7.1x | 7.6x | 0.24x |
| Financial Federal Corp. (FIF) | 22.12 | -31.0% | 25.3% | 563.3 | 2,166.3 | 20.0x | 19.2x | NA | NA | NA | NA | 11.1x | 11.6x | NA | NA |
| *Average* | | | | | | *7.5x* | *8.3x* | *6.3x* | *7.0x* | *5.5x* | *5.1x* | *10.6x* | *10.0x* | *8.5x* | *0.64x* |
| **Asia Leasing Comparables** | | | | | | | | | | | | | | | |
| ORIX Corp. (TSE:8591)** | 171.96 | -49.5% | 49.1% | 15,558.1 | 66,563.3 | 7.8x | 5.8x | 5.5x | NA | 31.2x | 28.1x | 10.5x | 9.1x | 8.5x | 1.11x |
| Mitsubishi UFJ Lease & Finance Company Limited (TSE:8593)** | 40.60 | -29.8% | 41.2% | 3,269.6 | 29,401.0 | 3.8x | 2.9x | 2.7x | NA | NA | NA | 12.6x | 10.1x | 8.9x | NA |
| Fuyo General Lease Co. Ltd. (TSE:8424)** | 30.35 | -30.7% | 32.5% | 919.3 | 8,674.0 | 2.6x | 2.4x | NA | NA | NA | NA | 7.4x | 7.2x | NA | NA |
| Century Leasing System Inc. (TSE:8439)** | 8.37 | -63.7% | 18.6% | 436.3 | 6,303.4 | 2.3x | 2.1x | NA | NA | NA | NA | 7.2x | 5.6x | NA | NA |
| Ricoh Leasing Co. Ltd. (TSE:8566)** | 20.78 | -25.7% | 15.9% | 648.8 | 5,651.4 | 2.5x | 2.4x | 2.4x | NA | NA | NA | 9.4x | 9.1x | 8.8x | NA |
| Financial One Corp. (SGX:CL5) | 0.38 | -56.3% | 20.9% | 315.3 | 2,416.6 | 12.6x | 8.1x | 6.8x | NA | 16.9x | NA | 8.4x | 4.8x | 3.9x | 0.12x |
| Aeon Credit Service Asia Co. Ltd. (SEHK:900)* | 0.86 | -10.7% | 32.9% | 360.0 | 771.9 | 10.8x | 4.9x | 4.9x | NA | NA | NA | 9.9x | 8.3x | 7.6x | NA |
| Hong Leong Finance Ltd. (SGX:S41) | 2.90 | -7.5% | 16.3% | 1,272.4 | 261.6 | 1.6x | 1.6x | 1.4x | NA | 2.7x | 2.6x | 13.7x | 12.6x | 11.4x | 1.04x |
| *Average* | | | | | | *5.5x* | *3.8x* | *3.9x* | *NA* | *16.9x* | *15.3x* | *9.9x* | *8.4x* | *8.2x* | *0.76x* |
| **China Financial Services Comparables** | | | | | | | | | | | | | | | |
| Industrial and Commercial Bank of China Limited (SHSE:601398) | 0.86 | -33.4% | 26.9% | 278,241.6 | 269,166.7 | 8.5x | 7.1x | 6.1x | NA | NA | NA | 25.0x | 16.8x | 13.7x | 0.39x |
| Bank of China (SEHK:3988) | 0.48 | -28.8% | 28.9% | 122,121.8 | 83,804.9 | 3.4x | 3.1x | 2.5x | NA | NA | NA | 15.9x | 11.7x | 10.1x | 0.44x |
| Bank Of Communications (SEHK:3328) | 1.32 | -31.1% | 40.4% | 64,618.7 | 48,393.9 | 6.2x | 5.0x | 4.1x | NA | 7.9x | 6.9x | 23.0x | 15.3x | 12.6x | 0.40x |
| China Merchants Bank (SHSE:600036) | 4.30 | -35.0% | 57.7% | 63,285.7 | 37,049.6 | 7.0x | 5.7x | 4.8x | NA | 9.7x | 8.1x | 30.3x | 20.5x | 16.3x | NA |
| China CITIC Bank Corporation Ltd. (SHSE:601998) | 0.88 | -52.3% | 2.2% | 30,832.8 | 18,393.6 | 5.3x | 4.5x | 3.7x | NA | NA | NA | 27.1x | 23.4x | 18.3x | NA |
| Shanghai Pudong Development Bank Co. (SHSE:600000) | 4.43 | -49.9% | 16.7% | 19,308.0 | 2,473.8 | 0.8x | 0.6x | 0.5x | NA | 1.3x | 1.1x | 25.7x | 13.7x | 10.9x | 0.40x |
| China Minsheng Banking Corp. Ltd. (SHSE:600016) | 1.01 | -60.8% | 2.9% | 19,062.2 | 16,957.2 | 5.3x | 3.7x | 3.0x | NA | 9.6x | 8.3x | 22.0x | 14.3x | 12.0x | 0.64x |
| Industrial Bank Co., Ltd. (SHSE:601166) | 4.90 | -61.4% | 33.6% | 24,476.1 | 3,077.8 | 1.1x | 0.8x | 0.6x | NA | NA | NA | 20.8x | 14.7x | 12.4x | NA |
| Shenzhen Development Bank Co. Ltd. (SZSE:000001) | 3.20 | -64.2% | 10.5% | 6,679.7 | 2,049.6 | 1.7x | 1.0x | 0.9x | NA | NA | NA | 18.4x | 11.5x | 9.3x | 0.58x |
| *Average* | | | | | | *4.4x* | *3.5x* | *2.9x* | *NA* | *7.1x* | *6.1x* | *23.1x* | *15.8x* | *12.8x* | *0.53x* |
| *Median* | | | | | | *3.3x* | *3.0x* | *2.7x* | *7.6x* | *6.7x* | *5.3x* | *13.7x* | *11.6x* | *10.1x* | *0.5x* |
| *Average* | | | | | | *5.6x* | *5.0x* | *4.2x* | *7.0x* | *8.9x* | *7.3x* | *15.3x* | *11.7x* | *10.3x* | *0.6x* |

*Source: Capital IQ, First Call, Bloomberg as of April 21, 2008 and equity research reports*
*(1) Total Enterprise Value = Market Capitalization + Total Debt + Total Preferred Equity + Minority Interest - Cash & Short Term Investments*
*(2) "NA" means not available; "NM" means not meaningful. Negative Multiples or multiples larger than 100x are regarded as not meaningful*
** Forward annual financials based on the company's fiscal year projections ending February of the following year*
*** Forward annual financials based on the company's fiscal year projections ending March of the following year*